

STATE OF DELAWARE
CERTIFICATE OF MERGER OF
DOMESTIC CORPORATIONS

Pursuant to Title 8, Section 251(c) of the Delaware General Corporation Law, the undersigned corporation executed the following Certificate of Merger:

FIRST: The name of the surviving corporation is Advanced Products Group, Inc., and the name of the corporation being merged into the surviving corporation is Cloudtech Sensors, Inc.

SECOND: The Agreement of Merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations.

THIRD: The name of the surviving corporation is Advanced Products Group, Inc., changing its name to Cloudtech Sensors, Inc.

FOURTH: The Certificate of Incorporation of the surviving corporation shall be its Certificate of Incorporation.

FIFTH: The merger is to become effective upon filing

SIXTH: The Agreement of Merger is on file at 13 Laetitia Lane, Ladenberg, PA 19350, the place of business of the surviving corporation.

SEVENTH: A copy of the Agreement of Merger will be furnished by the surviving corporation on request, without cost, to any stockholder of the constituent corporations.

IN WITNESS WHEREOF, said surviving corporation has caused this certificate to be signed by an authorized officer, the 28th day of February A.D., 2007.

By: Edward J da Parma

Name: Edward J. da Parma, Jr.

Title: President

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:10 PM 03/21/2007
FILED 02:10 PM 03/21/2007
SRV 070343673 - 2121577 FILE